Responses to HLSS Questions – November 18, 2011

1.	Explain the business rationale and purpose of this transaction from the perspective of both the Company and Ocwen.

The Company has been informed by Ocwen Loan Servicing, LLC (“Ocwen”) that the purpose of this transaction from Ocwen’s perspective is to transform Ocwen into a “capital-light” fee-for-service business that earns fees for subservicing mortgage loans without the additional burden of financing servicing advances or carrying the related MSRs and match-funded liabilities for servicing advance facilities on its balance sheet. In short, if carried to ultimate completion (i.e., the sale of all of Ocwen’s MSRs to the Company), Ocwen would effectively eliminate two of its largest operating expenses – amortization of MSRs and interest expense on advance financing. Although the transaction would decrease Ocwen’s operating income, Ocwen has informed the Company that it believes that the return on its shareholders’ equity would rise, making this attractive to Ocwen’s shareholders.

From the perspective of the Company, the acquisition of Rights to MSRs and eventually MSRs provides the Company with a predictable income stream that – notwithstanding the Company’s modest operational expenses and costs of financing the related servicing advances – will allow the Company to provide attractive risk-adjusted returns to its shareholders that are not substantially correlated to movements in interest rates. With these yield characteristics, the Company believes that its shares will appeal to shareholders whose preferences cannot be met through the ownership of shares of Ocwen.

2.	Describe the current status of obtaining consents from all required parties to be designated as the servicer in the pooling & servicing agreement (PSA). Are there any other requirements necessary to be designated as the servicer in the PSA?

The Company has received verbal approval from three of the four applicable nationally recognized statistical rating organizations that the sale of the MSRs to HLSS would not result in a reduction or withdrawal of the ratings for the related residential mortgage backed securities. A representative of the remaining rating agency has indicated that the Company would have the support of that representative within six to twelve months following the closing date of the initial public offering provided that the Company has evidenced its ability to purchase all of the servicing advances under the related pooling and servicing agreements during that time. The Company has also contacted other consent parties – including trustees, master servicers, depositors and mortgage insurers – who in total comprise over 98% of the other consents required for the transfer of the MSRs. Although these parties will not provide their consent prior to receiving rating agency approvals and related executed amendments and documentation in connection with the transfer of the MSRS, each has indicated its willingness to provide its consent for the transfer upon receipt of such documentation. The transfer of ownership of each MSR will automatically occur without further action of the Company or Ocwen once the necessary consents are obtained with respect to the related pooling and servicing agreement. In addition, the Company has obtained all of the state-level licenses required to conduct its business of purchasing and servicing mortgage servicing assets. There are no additional significant requirements to be satisfied prior to the Company being designated as servicer in the PSAs.

3.	Why does the Company prefer amortized cost accounting for their Rights to MSR’s?

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The amortized cost method of accounting is consistent with the Company’s view that the Rights to MSRs are mortgage servicing assets and that the Company will be receiving servicing income rather than interest income from the ownership of financial assets.

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The use of historical cost less amortization results in the recognition of the Rights to MSRs at their fair value as of the date of their acquisition because the Rights to MSRs will be purchased at a market price determined by a third party valuation firm. Because the Rights to MSRs are self-liquidating assets, and the decline in their value is largely driven by decreases in the unpaid principal balance of the related mortgage loans, rather than a change in market conditions, the Company believes that the amortized cost method is more reflective of their value to the Company.

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In order to provide transparency and clarity to its shareholders and potential investors, the Company has elected accounting policies that closely follow those of Ocwen. Among the reasons for this decision, it is believed that the Company will receive investment from current Ocwen shareholders. In order to avoid shareholder confusion, the Company believes it will be beneficial to have similar accounting policies to those used by Ocwen.

4.	The Company’s comment letter response indicates that the Company “does not hold legal title to the Initial Mortgage Servicing Rights”. Is there an actual legal title that passes upon a transfer of MSR’s? Or is this effectively saying that the Company is not designated as the servicer in the PSA for the serviced assets?

In general, the designated servicer under a pooling and servicing agreement has the legal right to service the related loans, and that right may only be terminated upon the occurrence of specific events of default or termination events. Upon being designated as the servicer under a pooling and servicing agreement, the designated servicer will have the legal ownership of the related MSRs. The Company would thus obtain legal title to MSRs upon being designated as the servicer pursuant to the terms of the related pooling and servicing agreement.

5.	ASC 850-50-25-1 requires recognition of a servicing asset or servicing liability when an entity “undertakes an obligation to service a financial asset”. Does the Company really have an obligation given that it is not the named master servicer nor sub-servicer in the PSA?

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It appears that Ocwen has the obligation to service the assets. The Company’s comment letter response indicates that Ocwen may choose not to service the assets if the Company does not pay Ocwen. Is this a realistic scenario given that Ocwen is the named servicer in the PSA and has a contractual obligation to the trust?

Yes. For instance, the Company believes that if it were to cease paying Ocwen fees for Ocwen’s performance under the purchase agreement, one possible result is that Ocwen will discontinue servicing and seek damages against the Company for (i) any unpaid amounts owed to Ocwen and (ii) any liabilities Ocwen may have to the related securitization trusts as a result of the Company’s failure to pay Ocwen. If Ocwen ceased performing its servicing functions this could result in Ocwen’s termination as servicer under the related pooling and servicing agreement, but given the alternative for Ocwen is incurring costs of servicing and not being paid its fees, the Company believes Ocwen could still choose this option.

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Your obligations with respect to your rights to MSRs as described in your response and on page 56 of your S-1 only appear to be financial obligations. If this is correct, explain how your financial obligations are similar to the executory obligations of a servicer.

During the period in which the Company owns Rights to MSRs, the Company will be obligated to Ocwen to make servicing advances arising under the related pooling and servicing agreements and to remit to Ocwen the base fee and any performance fee that Ocwen has earned. Making servicing advances is one of the primary obligations of a servicer under the pooling and servicing agreements. If the Company does not perform these obligations, Ocwen will not be obligated to the Company to perform the agreed-upon services, and the Company will be at risk that it will lose the Rights to MSRs, just as the servicer would be at risk of termination and could lose the value of its MSRs if it failed to make servicing advances or perform its other obligations (either directly or if a sub-servicer that it engaged failed to perform such services). In addition, upon receipt of the required consents the Company will automatically become the designated servicer with all of the related obligations.

6.	The Company’s comment letter response indicates that the Company has the right to direct “certain servicing practices of Ocwen”. Describe the most significant aspects of servicing that the Company has the right to direct and contrast those rights with the most significant aspects of servicing that remain in Ocwen’s discretion.

The Company will have the right to direct Ocwen to implement changes to Ocwen’s loss mitigation programs and procedures applicable with respect to all or a portion of the mortgage loans to ensure compliance with any applicable laws, governmental programs or directions received pursuant to the related pooling and servicing agreements. In addition, Ocwen must obtain the Company’s approval before (i) implementing any material change to its servicing practices with respect to the mortgage loans, including any material changes to its cash collection and sweep processes and its advance or stop advance policies or (ii) delegating any servicing functions identified in Item 1122(d) of Regulation AB which are not currently being delegated by Ocwen. There will also be a committee composed of representatives of the Company and Ocwen that will meet periodically and which will monitor the performance of the services and provide recommendations for improving the performance of such services. The ability to direct the implementation of loss mitigation activities in those circumstances and to control changes to the advancing and stop advancing policies are two of the most important and consequential functions today of any mortgage servicer. Ocwen will retain the ability to make only immaterial changes to its customary servicing practices without the Company’s consent, which could include, for example, immaterial changes to the form or timing of borrower communications. The Company also has the right to assume performance of any of the servicing obligations from Ocwen so long as such assumption is permitted pursuant to the related pooling and servicing agreement and does not limit Ocwen’s right to receive its servicing fees pursuant to such pooling and servicing agreement. In addition, subject to certain conditions if an event of default has not occurred, the Company has the right to require Ocwen to transfer the MSRs to any third party for whom the necessary third party consents can be obtained. The Company believes that its rights with respect to Ocwen under the agreements will be similar to the rights that other parties that have engaged Ocwen to act as a subservicer have with respect to Ocwen’s servicing of their loans.

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ASC 860-50-40 provides guidance on when a transfer of MSR’s qualifies as a sale. It does not appear that Ocwen would account for the transfer as a sale because title has not passed. While ASC 860 doesn’t specifically prescribe the accounting by the transferee, ASC 860 is a symmetrical model where both parties account for a transfer as either a sale or a financing. The Company’s comment letter response proposes an alternative view saying that this transaction is not similar to a financing “where the transferee is guaranteed a fixed return”. The Company also indicates that they are not exposed to the credit risk of Ocwen because they have “a first priority security interest in Ocwen Loan Servicing’s ownership of the Initial Mortgage Servicing Rights”. We note that a loan may have a variable return, in contrast to a fixed return, and additionally, the Company’s security interest appears similar to collateral that might be obtained in a financing. In light of this, please explain why you believe that the Company’s transaction with Ocwen is not similar to a financing and why ASC 860-50-40 can result in accounting that is not symmetrical?

The Company’s sole business will be the purchase and servicing of mortgage servicing assets. This servicing activity will include making decisions regarding the servicing of these assets, engaging high quality subservicers and making servicing advances. The Company believes that it will be able to obtain all necessary third party consents in order to transfer full legal ownership of the MSRs within six to twelve months following the completion of the offering. This fact pattern is different from those examples described in ASC 860-50-40 because in those examples, title has not transferred from the transferor to the transferee and is not expected to transfer at any time in the future. The Company is also not aware of an example where a financial asset was recognized that required the holder to perform activities and assume financial obligations in order to earn interest on that financial asset.

As more fully discussed in the response to the comment letter, the Company believes that the substance of the transaction is that it has acquired a servicing asset rather than a financial asset and that it should account for the acquisition in a manner similar to accounting for MSRs. This treatment will provide the most transparent and useful financial information to the Company’s shareholders and potential investors. If the Company accounts for the initial acquisition as a financing, as the commission suggests, the Company believes this would be confusing or misleading in the following respects:

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The Company believes that the Rights to MSRs are servicing assets in all respects except for the transfer of legal title, and the Company fully expects to obtain legal title within six to twelve months following completion of the Initial Acquisition. The Company believes that prospective investors are familiar with the accounting for servicing assets and would be confused if the transaction is treated as a financing.

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If the initial acquisition is treated as a financing, the effective interest rate would be in excess of seven percent per month or an effective annual interest rate of approximately 115%. This is a further indication that accounting for the transaction as a financing could be potentially misleading to the shareholders and potential investors, since such a high interest rate is unreasonable in today’s economic environment and would not accurately convey the substance of the relationship between Ocwen and the Company (in particular that Ocwen needs to perform services and thus incur costs in order to earn such fees).

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At the time legal title is transferred to the Company, the presentation of the assets and characterization of the income and expenses of the Company would change dramatically. This would make it difficult for shareholders and investors to compare financial performance between periods.

The Company has been informed that Ocwen will be accounting for the transaction as a financing, since the ASC 860-50-40-3 a. specifically requires that title be transferred in order for a seller of servicing assets recognize the sale. However, the Company is unable to locate any authoritative guidance that suggests that symmetrical accounting is required under ASC 860-50-40 or that a buyer of servicing assets is required to apply the accounting guidance to a purchase transaction. The Company also notes other accounting guidance where symmetrical accounting is not required. The Company asserts that the substance of the transaction is that the transfer is a purchase of a mortgage servicing asset and not the acquisition of a financial asset, and therefore the Rights to MSRs should be recorded as a non-financial asset in its financial statements.

8.	Explain how the Company’s arrangement with Ocwen differs in form and in substance from an arrangement where the Company was the master servicer designated in the PSA and Ocwen was the sub-servicer designated in the PSA.

During the period in which the Company owns Rights to MSRs, the Company will not have a direct contractual relationship with the related trusts, and thus it is not in contractual privity with a trust like a master servicer. Though interpretations of the role of a “master servicer” may vary, the Company believes a master servicer is a party to a securitization transaction that does not have a primary responsibility to service the related mortgage loans, and instead serves as an aggregator of collections from those parties that actually perform that function. In some transactions the master servicer also has to make servicing advances if the servicer fails to do so and assume the servicing function if a servicer default occurs. Also unlike a master servicer, the Company will be at risk of losing the Rights to MSRs if Ocwen was to fail to perform its obligations under the related pooling and servicing agreements, whereas a master servicer’s rights are not tied to the obligations of other parties to a securitization. When the Company acquires the MSRs, the Company believes its relationship with Ocwen will be that of a servicer (Company) and a sub-servicer (Ocwen).